Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Barrick Mining Corporation (formerly Barrick Gold Corporation) of our report dated February 4, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-287021) of Barrick Mining Corporation of our report dated February 4, 2026 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 27, 2026

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.